SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________________________________________________________

In the Matter of

Certificate of Notification

Dominion Resources, Inc.
Consolidated Natural Gas Company et. al.
Richmond, Virginia

File No. 70-10246 (Part A)
File Nos. 70-9477(Part B)
70-10155
70-8577
70-8883
70-9679

(Public Utility Holding Company Act of 1935)

	: : : : : : : : : : : : : : : : :	TRANSACTIONS DURING PERIOD July 1, 2005 Through September 30, 2005
__________________________________________________________

TO THE SECURITIES AND EXCHANGE COMMISSION:

This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-10246 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that with respect to the various transactions authorized under the Orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the respective Application-Declarations and the Orders. This Master Certificate acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

By Order dated December 22, 2004, HCAR No. 35-27927 ("Financing Order") under File No. 70-10246, the Securities and Exchange Commission ("SEC") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), Consolidated Natural Gas Company, Inc. ("CNG") and certain of their subsidiaries named therein ("Subsidiaries") to become effective, thereby authorizing Dominion, CNG and their Subsidiaries to engage in various financing and related transactions through December 31, 2007. Part A contains reporting on external and intra-system financing of the Dominion system as required by the Financing Order.

Part B contains reporting required by other SEC orders in the captioned proceedings. This information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e. income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

PART A
EXTERNAL AND INTRA-SYSTEM FINANCING UNDER FINANCING ORDER
(File No. 70-10246)

I. EWG/FUCO Investments.

A. As determined pursuant to the Financing Order, the Modified Rule 53 Test applicable to Dominion's investment in EWG's and FUCO's is one hundred percent of consolidated retained earnings plus $5 billion. At September 30, 2005, Dominion's "aggregate investment" (as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $3.2 billion(a) and "consolidated retained earnings" (as defined in Rule 53(a) under PUHCA) was approximately $1.5 billion. Accordingly, at September 30, 2005, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $3.3 billion.

B. During the quarter, Dominion did not invest in any new EWG or FUCO counting against its EWG/FUCO authority.

C. At September 30, 2005, Dominion's consolidated capitalization ratio was: debt 65%, common equity 34%, and preferred securities of subsidiaries 1%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

D. At September 30, 2005 the market-to-book ratio of Dominion's common stock was 3.0 to 1.

E. A breakdown showing Dominion's investment in each EWG and FUCO that count against the Modified Rule 53 Test is set forth in Exhibit A, which is being filed in paper format pursuant to a request for confidential treatment under Rule 104(b) of PUHCA.

F. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Projects for the quarter ending September 30, 2005, segregating total earnings growth of EWGs and FUCOs, if any, from that attributable to the other subsidiaries of Dominion.

G. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO Projects for the twelve months ending September 30, 2005.

______________________________
(a) The amount of Dominion's "Aggregate Investment" excludes undistributed equity earnings and includes guarantees in the amount of $1.2 billion.

II. EXTERNAL FINANCING BY DOMINION OR CNG

A. External Financing by Dominion/CNG

1. Sale of Dominion Common Stock, Preferred Securities or Equity-Linked Securities.

In September 2004, Dominion entered into a forward equity sale agreement (forward agreement) with Merrill Lynch International (MLI), as forward purchaser, relating to 10 million shares of Dominion's common stock. The forward agreement provides for the sale of two tranches consisting of 2 million and 8 million shares of Dominion common stock, respectively, each with stated maturity dates and settlement prices.

Dominion elected to cash settle the first tranche in December 2004 and paid MLI $5.8 million, representing the difference between Dominion's share price and the applicable forward sale price, multiplied by the 2 million shares. Additionally, Dominion elected to cash settle 3 million shares of the second tranche in February 2005 and paid MLI $17.4 million.

In April 2005, Dominion entered into an agreement with MLI that extended the settlement date for the remaining 5 million shares of the second tranche to August 2005. In August 2005, Dominion delivered 5 million newly issued shares of its common stock to MLI, and received proceeds of $319.7 million as final settlement of the forward agreement.

2. Sales of Dominion Common Stock to Plans

	Number of Shares Issued/Issuable During Quarter (thousands)	Number of Shares Issued/Issuable During Authorization Period (thousands)
Dominion Direct Investment Plan	(2)(c)	78
Stock Option Plans	1,495	5,464
Employee Savings Plans	None(c)	60
Restricted Stock Grants(b)	3	217

3. Sale or Transfer of Dominion Common Stock to a Seller of Securities of a Company Being Acquired.

None.

4. Long-Term Debt

	Amount of Long- Term Debt Authorized Under Financing Order	Amount of Long-Term Debt Issued During Quarter	Amount of Long-Term Debt Issued During Authorization Period
Dominion	$4.3 billion	$1.7 billion	$2.3 billion
CNG	$6.0 billion	None	None

In the third quarter of 2005, Dominion issued $200 million of its Series B 5.95% Senior Notes due 2035, $500 million of its Series C 5.15% Senior Notes due 2015 and $1 billion of Series D floating rate Senior Notes due 2007.

_____________________________
(b) Restricted stock grants vest over a three-year period.
(c) In February 2005, Dominion Direct ｮ and the Dominion employee savings plans began purchasing Dominion common stock on the open market with the proceeds received through these two programs, rather than having additional new common shares issued.

5. Short-Term Debt

	Amount of Short-Term Debt Authorized Under Financing Order	Maximum Amount of Short- Term Debt Issued and Outstanding During Quarter	Maximum Amount of Short- Term Debt Issued and Outstanding During Authorization Period
Dominion	$5.85 billion(d)	$1.60 billion	$1.60 billion
CNG	$9.25 billion(d)	$190.00 million	$1.01 billion

In May 2005, Dominion, Virginia Electric and Power Company (Virginia Power), and CNG entered into a $2.5 billion five-year revolving credit facility that replaced their $1.5 billion three-year facility dated May 2004 and their $750 million three-year facility dated May 2002. This credit facility is being used for working capital, as support for the combined commercial paper programs of Dominion, Virginia Power and CNG, and other general corporate purposes. This credit facility can also be used to support up to $1.25 billion of letters of credit.

At September 30, 2005, total outstanding commercial paper supported by the joint credit facility was $1,094 million, of which Dominion's borrowings were $709 million, Virginia Power's borrowings were $195 million, and CNG's borrowings were $190 million. At September 30, 2005, total outstanding letters of credit supported by the joint credit facility was $1,248 million, of which less than $1 million was issued on behalf of Virginia Power and the remainder was issued on behalf of other Dominion subsidiaries.

In August 2005, CNG entered into a $1.75 billion five-year revolving credit facility that replaced its $1.5 billion three-year facility dated August 2004. This credit facility is used to support the issuance of commercial paper and letters of credit to fund collateral requirements under its gas and oil hedging program. At September 30, 2005, outstanding letters of credit under this facility totaled $1,547 million.

6. Hedge Investments or Anticipatory Hedges

None.

B. Guarantee and Other Credit Support by Dominion and CNG on Behalf of Their Respective Subsidiaries

During the period, Dominion and CNG issued guarantees on behalf of their subsidiaries. Financial information regarding these guarantees are being filed under a separate cover as Exhibit B under a claim for confidential treatment pursuant to Rule 104(b).

_____________________________
(d) Pursuant to the Financing Order, the short-term debt authority is reduced by the amount of securities and long-term debt issued and outstanding.

III. SUBSIDIARY FINANCING ACTIVITIES

A. Utility Subsidiaries

1. Short-Term Indebtedness

Company	Amount of Short-Term Debt Authorized Under Financing Order	Maximum Amount of Short- Term Debt Issued and Outstanding During Quarter	Maximum Amount of Short-term Debt Issued and Outstanding During Authorization Period
Virginia Power	$2.25 billion	$600.08 million	$600.08 million
The Peoples Natural Gas Company	$100 million	None	None
The East Ohio Gas Company	$100 million	None	None
Hope Gas, Inc.	$100 million	None	None

During the period, Virginia Power issued and sold commercial paper. The principal amount of commercial paper outstanding on September 30, 2005 was $600 million.

2. Long-Term Indebtedness

Company	Amount of Long-Term Debt Issued During Quarter	Amount of Long-Term Debt Issued During Authorization Period
Virginia Power	None	$8.3 million
The East Ohio Gas Company	None	None
The Peoples Natural Gas Company	None	None
Hope Gas, Inc.	None	None

3. Hedge Instruments or Anticipatory Hedges

None.

B. Nonutility Subsidiaries Financings Not Exempt Under Rule 52

None.

C. Dominion Money Pool

The maximum outstanding borrowings under or investments in the DRI Money Pool by each participant during the period is as follows:
Account A participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion (e)	$879,735	-
The East Ohio Gas Company	-	$ (717,891)
The Peoples Natural Gas Company	-	(124,468)
Hope Gas, Inc.	-	(39,454)

Account B participants (in thousands):
Company	Maximum Investment	Maximum (Borrowing)
Dominion (e)	$3,124,316	-
CNG(e)	2,467,926	-
CNG Coal Company	6,276	-
Dominion Transmission, Inc.	-	$(198,345)
Dominion Iroquois, Inc.	11,510	-
Dominion Exploration & Production, Inc.	-	(2,398,976)
Dominion Field Services, Inc.	9,458	(246,117)
CNG Power Services Corp.	5,752	-
Dominion Products and Services, Inc.	124,040	-
CNG International Corp.	83,452	-
Dominion Retail, Inc.	-	(109,918)
CNG Main Pass Gas Gathering Corp.	-	(23,153)
CNG Oil Gathering Corp.	-	(2,005)
Dominion Greenbrier, Inc.	-	(29,084)
Dom. Okla. Texas Exploration & Prod., Inc.	-	(688,916)
Dominion Member Services	-	(1)
Dominion Natural Gas Storage, Inc.	-	(20,147)
Dominion Energy, Inc.	-	(625,678)
Dominion Reserves, Inc.	388,226	-
Dominion Resources Services, Inc.	-	(102,338)
Dominion Alliance Holdings, Inc.	-	(6,761)
DT Services, Inc.	42,138	-
Virginia Power Energy Marketing, Inc.	-	(970,225)
Virginia Power Services Energy Corp., Inc.	-	(250,157)
Virginia Power Nuclear Services, Inc.	4,436	-
Dominion Cove Point, Inc.	-	(200,701)
Dominion Technical Solutions, Inc.	264	(1,093)
Dominion South Pipeline, LP	-	(1,718)
Tioga Properties, LLC	-	(33)
NE Hub Partners L.L.C.	-	(2,693)
Farmington Properties, Inc.	-	(1,034)
Dominion Capital, Inc.	-	(425,122)

The interest rate charged on Dominion Money Pool borrowings and paid on Dominion Money Pool investments ranged from 3.30 to 3.79 percent during the period. During the period there were no borrowings made by Account A participants from Account B participants under the Dominion Money Pool.

IV. FINANCING CONDUITS

None.

V. VARIABLE INTEREST ENTITIES (VIES)

None.

______________________________
(e) Dominion and CNG are authorized to invest in the Dominion Money Pool but cannot be borrowers thereunder. Accordingly, they are not deemed to be either Account A or Account B participants.

VI. FINANCIAL INFORMATION

A. Consolidated Balance Sheets

Balance Sheets for the quarter ended September 30, 2005, for each company, including Dominion, CNG and Virginia Power, that has engaged in jurisdictional financing transactions during the quarter, are included in their respective form 10-Qs for the quarter ended September 30, 2005, Commission File Numbers 1-8489, 1-3196 and 1-2255, respectively.

B. Capital Structure

At September 30, 2005
Dominion	Amount (in millions)	Ratio %
Common Equity	$9,776	34%
Preferred Securities	257	1%
Long-Term Debt (includes current maturities)	17,621	61%
Short-Term Debt	1,114	4%
Total Capitalization	$28,768
CNG	Amount (in millions)	Ratio %
Common Equity	$3,794	45%
Preferred Securities
Long-Term Debt (includes current maturities)	3,650	43%
Short-Term Debt	1,074	12%
Total Capitalization	$8,518
Virginia Power	Amount (in millions)	Ratio %
Common Equity	$4,485	45%
Preferred Securities	257	3%
Long-Term Debt (includes current maturities)	5,023	50%
Short-Term Debt	198	2%
Total Capitalization	$9,963
The East Ohio Gas Company	Amount (in millions)	Ratio %
Common Equity	$523	36%
Preferred Securities
Long-Term Debt (includes current maturities)	201	14%
Short-Term Debt	718	50%
Total Capitalization	$1,442
The Peoples Natural Gas Company	Amount (in millions)	Ratio %
Common Equity	$336	47%
Preferred Securities
Long-Term Debt (includes current maturities)	249	35%
Short-Term Debt	125	18%
Total Capitalization	$710
Hope Gas, Inc.	Amount (in millions)	Ratio %
Common Equity	$67	39%
Preferred Securities
Long-Term Debt (includes current maturities)	64	38%
Short-Term Debt	40	23%
Total Capitalization	$171

C. Retained Earnings Analysis

For the Quarter Ended September 30, 2005
Dominion	Amount (in millions)
Beginning Balance	$1,745
Net Income	13
Dividends:
Common Stock	(232)
Ending Balance	$1,526
CNG	Amount (in millions)
Beginning Balance	$1,208
Net Income	(299)
Dividends:
Common Stock	(92)
Ending Balance	$ 817
Virginia Power	Amount (in millions)
Beginning Balance	$1,158
Net Income	(185)
Dividends:
Common Stock	(215)
Preferred Stock	(4)
Ending Balance	$ 754
The East Ohio Gas Company	Amount (in millions)
Beginning Balance	$264
Net Income	(5)
Dividends:
Common Stock	-
Ending Balance	$259
The Peoples Natural Gas Company	Amount (in millions)
Beginning Balance	$153
Net Income	--
Dividends:
Common Stock	--
Ending Balance	$153
Hope Gas, Inc.	Amount (in millions)
Beginning Balance	$24
Net Income	(3)
Dividends:
Common Stock	--
Ending Balance	$21

PART B
RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS

I. DCI INVESTMENTS (File No. 70-9477)

By Commission Order dated January 28, 2003, Dominion was granted authorization to continue its process of divesting the holding of its subsidiary, Dominion Capital, Inc. ("DCI") beyond the third anniversary of the effective date of the merger authorized in the Commission's order of December 15, 1999. Pursuant to the Order issued in File No. 70-9477, certain information regarding DCI's investments and divestitures during the period are being filed under separate cover as Exhibit C under a claim of confidential treatment pursuant to Rule 104(b).

II. DOMINION WHOLESALE, INC. (File No. 70-10155)

By Commission order dated December 12, 2003, Dominion and Dominion Energy, Inc. were granted authorization to organize and acquire Dominion Wholesale, Inc. ("DWI"). Filed separately as Exhibit D under a request for confidential treatment pursuant to Rule 104(b) are financial statements of DWI. There were no inventory services provided by DWI during the quarter.

III. DOMINION PRODUCTS AND SERVICES, INC. (File No. 70-8577)

By order dated August 28, 1995 in the above-captioned proceeding, the Commission authorized CNG to provide CNG Energy Services Corporation ("Energy Services") with up to $10,000,000 in financing through December 31, 2000 (extended through December 31, 2004 by the May 24 Order) and authorized Energy Services to engage in the business of providing ten categories of energy rated services to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

Energy Services formed a new special-purpose subsidiary, subsequently renamed, Dominion Products and Services, Inc., to engage in the new business and by order dated August 27, 1997, HCAR No. 26757, the SEC authorized Dominion Products and Services to provide five additional categories of service, and certain incidental products and services related to the approved categories. Financing of Dominion Products and Services' business by CNG subsequent to December 31, 2004 is being done pursuant to Rule 52.

Filed separately as Exhibit D under a request for confidential treatment pursuant to Rule 104(b) are financial statements of Dominion Products and Services.

1. Financial Statements:

See Exhibit D.

2. State Commission Orders:

There are no State Commission orders or post-transaction audit documents relating to Dominion Products and Services to be filed.

3. Services Provided by Affiliates to Dominion Products and Services:

During the reporting period, the following entities provided services to Dominion Products and Services:

Company	Amount of Services (thousands)	Type of Services Rendered
Dominion Retail, Inc.	$911	Administrative and management
The East Ohio Company	$50	Administrative
The Peoples Natural Gas Company	$35	Administrative
Hope Gas, Inc.	$2	Administrative

IV. DOMINION RETAIL (File No. 70-8883):

By order dated January 15, 1997, HCAR No. 26652, the Commission authorized Energy Services to invest, through December 31, 2001 (extended through December 31, 2004 by the May 24 Order), up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental and related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority equity or debt position, or a minority equity or debt position.

Dominion Retail, Inc. (then called CNG Retail Services Corporation) ("Dominion Retail") was formed on January 30, 1997 pursuant to the Order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, Dominion Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy Services by CNG to an unaffiliated party in 1998.

Financing of Dominion Retail's business by CNG subsequent to December 31, 2004 is being done pursuant to Rule 52.

1. Financial Statements:

A balance sheet and income statement are filed separately as Exhibit D under a request for confidential treatment pursuant to Rule 104(b).

2. Source of Revenues:

In view of the cessation of Energy Services as an affiliate company in the CNG System, the ratios formerly required under this heading can no longer be provided.

3. FERC Filings:

The transactional information contained in the attachment to Dominion Retail's power marketing informational filing made with FERC during the quarter is filed separately as Exhibit E under a claim for confidential treatment pursuant to Rule 104(b).

4. Parent Credit Support:

None.

V. EXHIBITS

  Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial information regarding guarantees issued during the quarter. (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial information regarding DCI's current investments and divestitures. (Filed under confidential treatment pursuant to Rule 104(b)).

  Financial statements for Dominion Wholesale, Inc., Dominion Products and Services and Dominion Retail are filed separately. (Filed under confidential treatment pursuant to Rule 104(b)).

  Dominion Retail's power marketing informational filing made with FERC is filed separately. (Filed under confidential treatment pursuant to Rule 104(b)).

  Joint Form U-6B-2 filed on behalf of the companies listed therein for Rule 52 transactions reported for the quarter.

SIGNATURES

The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC. CONSOLIDATED NATURAL GAS COMPANY

Date: November 18, 2005	By: /s/ James F. Stutts James F. Stutts Their Attorney

EXHIBIT F

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By
Dominion Resources, Inc. ("DRI")
Dominion Energy, Inc. ("DEI")
Dominion Cogen WV, Inc. ("Cogen")
Kincaid Generation, LLC ("Kincaid")
Dominion Energy Marketing, Inc. ("DEMI")
Dominion Energy Services Company, Inc. ("DESCO")
Dominion Reserves, Inc. ("DRV")
State Line Energy, LLC ("State Line")
Dominion Appalachian Development, Inc. ("DADI")
Dominion Appalachian Development Properties, LLC ("DADP")
Dominion Midwest Energy, Inc. ("DMEI")
Dominion Gas Processing MI, Inc. ("DGPM")
Dominion Black Warrior Basin, Inc. ("DBWB")
Dominion Reserves - Utah, Inc. ("DRVU")
San Juan Partners, LLC ("San Juan")
Virginia Power Services, Inc. ("VPS")
Virginia Power Nuclear Services Company ("VPNS")
Virginia Power Energy Marketing, Inc. ("VPEM")
Virginia Power Services Energy Corp., Inc. ("VPSE")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Evidence of indebtedness for Advances ("Advances").

2.	Issue, renewal or guaranty:
Issue by book entry.

3.	Principal amount of each security:
Funds are borrowed and/or repaid daily as cash needs indicate.

4.	Rate of interest per annum of each security:
The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.

5.	Date of issue, renewal or guaranty of security:
Borrowings are made on a daily basis and reported at the end of the quarter.

6.	If renewal of security, give date of original issue:
Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.	Date of maturity of each security:
Open account.

8.	Name of the person to whom each security was issued, renewed or guaranteed:
See Schedule 1.

9.	Collateral given with each security, if any:
None.

10.	Consideration received for each security:
None, other than interest accrued.

11.	Application of proceeds of each security:
To provide working capital.

12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.
Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Advances (thousands) 9/30/05
DRV	DEI	$144,722
DEI	Cogen	25,377
DEI	Kincaid	55,277
DEI	DEMI	453,709
DEI	DESCO	8,130
State Line	DEI	115,849
DADI	DRV	6,045
DRV	DADP	36,076
DRV	DMEI	47,084
DGPM	DRV	4,701
DRV	DBWB	94,092
DRV	DRVU	135,314
DRV	San Juan	85,032
VPNS	VPS	3,571
VPEM	VPS	14,769
VPSE	VPS	339
VPS	VP	890